Exhibit 99.1

Bitauto Announces Joint Venture with Kelley Blue Book and China Automobile Dealers Association

Landmark Agreement Signifies a Key Milestone in Development of China’s Used Car Market

Kelley Blue Book Brings it’s Trusted Vehicle Valuation Expertise to China

BEIJING, Nov. 7, 2013 — Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of Internet content and marketing services for China’s fast-growing automotive industry, today announced that it has entered into an agreement to establish a joint venture (“JV”), with Kelley Blue Book, www.kbb.com, The Trusted Resource® and leading provider of new and used car information in the United States, and the China Automobile Dealers Association (“CADA”), a national organization representing automobile dealers in China.

The joint venture will draw on Bitauto’s deep, local market understanding and solid customer base within China’s used car market, Kelley Blue Book’s 87-year history of providing vehicle values, and CADA’s trusted and authoritative position in the industry, as well as its exclusive access to extensive data on China’s used car market. The joint venture will provide China-wide vehicle valuation products via Web and mobile to consumers, automakers, auto dealers, along with insurance, finance and other automotive-related companies that seek vehicle valuations.

“Bitauto is delighted to cooperate with Kelley Blue Book and CADA to bring innovative vehicle valuations to China’s used car market,” said Mr. William Bin Li, chairman and chief executive officer of Bitauto. “We see increasingly strong demand for vehicle valuation products particularly in China’s used car market which is currently under-served and is now entering a period of rapid development. We believe that consumers will greatly benefit from the joint venture’s products and services which will offer quick and easy access to the most market-reflective vehicle valuations, helping them make informed decisions on their vehicle transactions. We are confident that these will become the starting point for consumers and dealers seeking used vehicle pricing information.”

Mr. Li added, “Our combined experience, technology and brand will drive the development of this joint venture and allow us to deliver trusted values to China’s used car market. We believe this joint venture will further solidify Bitauto’s leading position in China’s online used car market.”

The new Web and mobile-based products will be the direct access point for China’s most comprehensive and up-to-date car valuation information and is expected to serve as a central hub for the development of China’s new and used car industries.

“We are thrilled to be bringing our rich 87-year history of providing vehicle valuations in the US to China, one of the fastest growing automotive markets in the world. As the trusted resource, we felt Kelley Blue Book was uniquely positioned to accomplish this,” said Jared Rowe, president of Kelley Blue Book. “As more consumers are starting their shopping process online in China, we wanted to develop valuation tools for both buyers and sellers to create a more transparent and confident car-shopping experience.”

Mr. Rowe continues, “We are excited to be partnering with both Bitauto and CADA to create an important valuation tool to assist both consumers and the automotive industry.”

Mr. Jinjun Shen, executive vice president and general secretary from CADA commented, “As China’s used car market continues to mature, we are excited that our jointly-developed vehicle valuations products will help provide greater transparency and boost confidence for consumers. We believe these innovative new Web and mobile products will provide comprehensive vehicle valuations to meet the needs of a wide range of Chinese auto buyers and sellers.”

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. Bitauto manages its businesses in four segments: the bitauto.com advertising business, the EP platform business, the taoche.com business, and the digital marketing solutions business.

The Company’s bitauto.com advertising business offers automakers and dealers a variety of advertising services through its bitauto.com website, which provides consumers with up-to-date new automobile pricing and promotional information, specifications, reviews and consumer feedback. The Company’s EP platform business provides web-based integrated digital marketing and customer relationship management (CRM) applications to new automobile dealers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them effectively market their automobiles to consumers. The Company’s taoche.com business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the taoche.com website and partner websites. The Company provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on its taoche.com website. The Company’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

For more information, please visit ir.bitauto.com.

About Kelley Blue Book (www.kbb.com)

Founded in 1926, Kelley Blue Book, The Trusted Resource®, is the only vehicle valuation and information source trusted and relied upon by both consumers and the automotive industry. Each week the company provides the most market-reflective values in the industry on its top-rated website KBB.com, including its famous Blue Book® Trade-In and Suggested Retail Values, and Fair Purchase Price, which reports what others are paying for new cars this week. The company also provides vehicle pricing and values through various products and services available to car dealers, auto manufacturers, finance and insurance companies, and governmental agencies. For two years running, Kelley Blue Book’s KBB.com ranked highest in its category for brand equity and was named Online Auto Shopping Brand of the Year in the 2012 and 2013 Harris Poll EquiTrend® study. Kelley Blue Book Co., Inc. is a subsidiary of AutoTrader Group, which includes AutoTrader.com, vAuto, VinSolutions and HomeNet Automotive. AutoTrader Group is a majority-owned subsidiary of Cox Enterprises.

About China Automobile Dealers Association

China Automobile Dealers Association (CADA) is the only national organization representing China’s automotive transaction industry. The organization comprises automotive (including used car) companies, multinational automotive companies in China and automotive trading enterprises. Headquartered in Beijing, the organization was founded in 1990 and is registered under the Ministry of Civil Affairs. The main goals of CADA are to support the development of China’s automotive transaction industry, provide comprehensive and personalized services to its members and serve as a bridge between government and enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

China

IR Department

Bitauto Holdings Limited

Tel: +86-10-6849-2145

ir@bitauto.com

Rachael Layfield

Brunswick Group LLP

Tel: +86-10-5960-8600

bitauto@brunswickgroup.com

New York

Cindy Zheng

Brunswick Group LLP

Tel: +1-415-671 7676

bitauto@brunswickgroup.com

SOURCE Bitauto Holdings Limited

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